UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Ranpak Holdings Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
75321W103
(CUSIP Number)

Elizabeth Locher JS Capital Management LLC 888 Seventh Avenue, 40th Floor New York, NY 10106 (212) 655-7189
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2024
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS JS Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,530,897
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,530,897
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,530,897
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON OO (limited liability company)

CUSIP No. 75321W103	Schedule 13D/A	Page 3 of 6

1	NAMES OF REPORTING PERSONS Jonathan Soros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,530,897
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,530,897
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,530,897
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 75321W103	Schedule 13D/A	Page 4 of 6

Explanatory Note: Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, this Amendment No. 5 to Schedule 13D (the “Fifth Amendment”) amends and supplements certain items of the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2019 by JS Capital Management LLC (“JSCM”) and Jonathan Soros, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the SEC on December 13, 2019 by JSCM and Mr. Soros, and as further amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the SEC by JSCM and Mr. Soros on August 7, 2020, Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the SEC by JSCM and Mr. Soros on September 10, 2020 and Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed with the SEC by JSCM and Mr. Soros on February 3, 2021 (the Original Schedule 13D together with Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Amended Schedule 13D”). Items 4, 5 and 6 of the Amended Schedule 13D hereby are amended to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Amended Schedule 13D shall remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Schedule 13D.

This Fifth Amendment is filed pursuant to the Joint Filing Agreement as executed by the Reporting Persons listed on the cover pages to this Fifth Amendment. The Joint Filing Agreement, filed as Exhibit 1 to the Original Schedule 13D, is incorporated herein by reference.

Item 4.       Purpose of Transaction.

Item 4 of the Amended Schedule 13D is amended by adding the following paragraph:

On September 11, 2024, JS Capital moved shares of the Class A Stock into a collateral account as further described in Item 6 below.

Item 5.      Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is amended and restated in its entirety, as follows:

The information set forth in Items 4 and 6 hereof, as amended from time to time, is incorporated in this Item 5 by reference, as applicable.

(a)       The aggregate number and percentage of shares of Class A Stock to which this Schedule 13D relates is 30,530,897 shares of Class A Stock, constituting approximately 38.0% of the Issuer’s outstanding shares of Class A Stock. The aggregate number and percentage of shares of Class A Stock reported herein are based upon 80,302,264 shares of Class A Stock outstanding as of July 22, 2024, as indicated by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.

(b)       Each of JSCM and Mr. Soros, as managing member of JSCM, has sole voting and investment power with respect to all shares reported under this Schedule 13D.

(c)       The Reporting Persons have not engaged in any transaction during the past 60 days involving shares of common stock of the Issuer.

(d)       The members of JS Capital are entitled to receive, or have the power to direct receipt of, dividends from or the proceeds from the sale of the shares of Class A Stock held for the account of JS Capital.

(e)       Not applicable.

CUSIP No. 75321W103	Schedule 13D/A	Page 5 of 6

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is amended and restated in its entirety, as follows:

The information set forth in Items 4 and 5 hereof, as amended from time to time, is incorporated into this Item 6 by reference, as applicable.

From time to time, JS Capital enters into loan facilities with certain bank lenders, which are secured by pledges of portfolios of securities held by JS Capital, including but not limited to shares of Class A Stock.  Repayment under such facilities is due at term, however upon the occurrence of certain events, such payment obligations may be accelerated and the lender could take action with respect to any collateral.  Currently, JS Capital is party to one such loan facility pursuant to which it may draw up to $250 million secured by a pledge of a portfolio of securities that includes 29,549,512 shares of Class A Stock.  JS Capital may also pledge these or additional shares of Class A Stock to lenders under this or other similar facilities.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached to this Schedule 13D as Exhibit 1 and is incorporated by reference herein.

Other than as set forth above and the agreements discussed in Items 4 and 5, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2024

JS CAPITAL MANAGEMENT LLC

/s/ Elizabeth Locher
By: Elizabeth Locher Title: Vice President

/s/ Jonathan Soros
Jonathan Soros